EXHIBIT 11.0
Computation of Earnings per Share
The following represents the computation of earnings per share reflecting the assumption that the granted shares under the option and warrants plan which would be dilutive will be exercised.

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,
	2007	2006	2007	2006
				(Restated)
Net earnings applicable to common shareholders, basic	$17,023	$1,173,841	$701,694	$888,124
Less: Change in fair value of warrants	—	—	—	(841,215)

Net earnings, diluted	$17,023	$1,173,841	$701,694	$46,909

Weighted average common shares outstanding, basic	19,834,858	18,963,948	19,618,221	17,665,550
Common share equivalents relating to:
Stock options	643,156	586,714	647,851	740,428
Warrants	355,588	—	278,124	4,055
Restricted stock	33,333	—	33,149	—

Weighted average common shares outstanding, diluted	20,866,935	19,550,662	20,577,345	18,410,033

Net earnings per share:
Basic	$0.00	$0.06	$0.04	$0.05
Diluted	$0.00	$0.06	$0.03	$0.00

Anti-dilutive preferred stock, stock options and warrants not included in the diluted earnings per share computations	15,000	2,807,156	285,500	3,696,136
     See notes to consolidated financial statements.